82-5764

03 NOV 26 AM 7:21

UFJ Holdings, Inc

03037682

SUPPL

Address:	UFJ Holdings, Inc. 1-1, Otemachi 1-chome, Tokyo 100-8114, JAPAN
Facsimile:	81-3-3212-5867
Telephone:	81-3-3212-5458

FACSIMILE TRANSMISSION COVER MEMORANDUM

DATE:	November 26, 2003
TO:	Office of International Corporate Finance Division of Corporate Finance Securities and Exchange Commission Attn.: Mr. Paul Dudek, Mail Stop 3-9
FACSIMILE NUMBER:	010-1-202-942-9624
FROM:	Emi Matsumoto, Group Planning Department
NUMBER OF PAGES:	3 (including this page)
RE:	Information Furnished Pursuant to 12g-3-2(b)

dlw 11/26

* If you do not receive all pages please contact us immediately.

UFJ

UFJ Holdings, Inc.
1-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114 Japan

November 26, 2003

Office of International Corporate Finance
Securities and Exchange Commission
Judiciay Plaza,
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Attn.: Mr. Paul Dudeck, Mail Stop 3-9
Facsimile Number:001-1-202-942-9525

UFJ Holdings, Inc
File Number 82-5169
Information Furnished Pursuant to
12g-3-2(b) Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of Securities Exchange Act of 1934, as amended(the "Act").

The document is furnished with the understanding that such document will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of the document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3212-5458.

Sincerely,

Chie Arai
Manager
Group Planning Department
UFJ Holdings, Inc.

BY FACSIMILE AND MAIL
Enclosure

November 26, 2003

To Whom It May Concern:

UFJ Holdings, Inc.

Possible Non Collection & Delayed Collection of Exposure Concurrent with Filing for Start of Corporation Reorganization Proceedings by Tsuzuki Spinning Co., Ltd. and its Affiliates

We hereby give notice that, concurrent with the filing for the start of corporation reorganization proceedings with the Tokyo District Court by Tsuzuki Spinning Co., Ltd. and its affiliates, there is possibility of non collection and/or delayed collection of the exposure extended to the company and its affiliates by UFJ Bank Limited, a subsidiary of UFJ Holdings, Inc.

1. Amount of exposure to the company

UFJ Bank Limited including its subsidiary: Yen 109,699 million
(UFJ Bank non-consolidated: Yen 95,999 million)

2. Impact on earnings of UFJ Holdings

This will not affect UFJ Holdings' forecasts of earnings for the current fiscal year, which have been announced on November 25, 2003, since UFJ Bank and its subsidiary had already provided loan loss reserves for the exposure mentioned above by the end of the interim period ended September 30, 2003.

03 NOV 26 AM 7:21

UFJ Holdings, Inc

SUPPL

Address:	UFJ Holdings, Inc. 1-1, Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114, JAPAN
Facsimile:	81-3-3212-5867
Telephone:	81-3-3212-5458

FACSIMILE TRANSMISSION COVER MEMORANDUM

DATE:	November 25, 2003
TO:	Office of International Corporate Finance Division of Corporate Finance Securities and Exchange Commission Attn.: Mr. Paul Dudek, Mail Stop 3-9
FACSIMILE NUMBER:	010-1-202-942-9624
FROM:	Emi Matsumoto, Group Planning Department
NUMBER OF PAGES:	18 (including this page)
RE:	Information Furnished Pursuant to 12g-3-2(b)

Dear Mr. Dudek,

Today we announced three releases and titles are as shown below.

(1) Financial Results of UFJ Holdings, Inc. 8 pages
(2) Financial Results of UFJ Bank Limited 4pages
(3) Financial Results of UFJ Trust Bank Limited 4pages

* If you do not receive all pages please contact us immediately.

UFJ

UFJ Holdings, Inc.
1-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114 Japan

November 25, 2003

Office of International Corporate Finance
Securities and Exchange Commission
Judiciay Plaza,
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Attn.: Mr. Paul Dudeck, Mail Stop 3-9
Facsimile Number:001-1-202-942-9525

UFJ Holdings, Inc
File Number 82-5169
Information Furnished Pursuant to
<u>12g-3-2(b) Under the Securities Exchange Act of 1934</u>

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of Securities Exchange Act of 1934, as amended(the "Act").

The document is furnished with the understanding that such document will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of the document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3212-5458.

Sincerely,

Chie Arai
Manager
Group Planning Department
UFJ Holdings, Inc.

BY FACSIMILE AND MAIL
Enclosure

Financial Results of UFJ Holdings, Inc.

For the Six Months Ended September 30, 2003

UFJ Holdings, Inc. today reported the company's consolidated financial results for the six months ended September 30, 2003.
Total Revenue for the six months was 1,301 billion yen, compared with 1,222 billion yen for the corresponding six months in the previous fiscal year. Net Income for the six months was 179 billion yen, compared with 72 billion yen for the corresponding six months in the previous fiscal year.

FINANCIAL HIGHLIGHTS

Millions of yen	Six months ended September 30, 2003 (Unaudited)	2002 (Unaudited)
RESULTS		
Total Revenue	1,301,963	1,222,894
Income (Loss) before Income Taxes	194,526	51,019
Net Income (Loss)	179,848	72,556
BALANCE SHEETS		
Total Assets	82,288,045	82,348,925
Stockholders' Equity	2,230,457	2,328,120
PER SHARE		
Net Income	35,720.71	13,378.67
Stockholders' Equity	142,163.63	152,090.85

Notes:

*(1) Net Income per Share = (Net Income - Interim Dividends for Preferred) / (Weighted Average Number of Shares of Common Stock *)*

*(2) Stockholders' Equity per Share = (Stockholders' Equity - Number of Shares of Preferred Stock × Issue Price - Interim Dividends for Preferred Stock) / (Number of Shares of Common Stock *Outstanding as of the end of the six months*)*

**Excluding treasury stocks and stocks held by subsidiaries*

(3) Equity in earnings of affiliates as of September 30, 2003 is 4,812 million yen.

(4) For Net Income per Share and Stockholders' Equity per Share, the third decimal is omitted.

(5) Amounts less than one million yen are omitted.

(NOTES)

Scope of Consolidation and Application of the Equity Method

(1) Consolidated Companies

(Consolidated Subsidiaries) 113 Companies

UFJ Bank Limited
UFJ Trust Bank Limited
UFJ Tsubasa Securities Co., Ltd.
The Senshu Bank, Ltd.
UFJ Partners Asset Management Co., Ltd.
UFJ International plc

(2) Companies accounted for under the Equity Method

(Companies accounted for under the equity method) 28 Companies

The Chukyo Bank, Ltd.
Central Leasing Co., Ltd.
Dah Sing Financial Holdings Limited

The Consolidated Net Income and Dividend per Share for the fiscal year ending March 31, 2004 are forecasted as follows:

Net Income (million yen)	210,000
Dividend per Share (yen)	
Common Stock	2,500
Class I Preferred Shares	37,500
Class II Preferred Shares	15,900
Class III Preferred Shares	68,750
Class IV Preferred Shares	18,600
Class V Preferred Shares	19,400
Class VI Preferred Shares	5,300
Class VII Preferred Shares	11,500

CONSOLIDATED BALANCE SHEETS

Millions of yen	As of September 30, 2003 (Unaudited)	As of September 30, 2002 (Unaudited)	As of March 31, 2003
Assets:			
Cash and Due from Banks	4,990,284	3,324,615	4,663,012
Call Loans	256,480	819,436	209,082
Receivables under Resale Agreements	533,599	1,026,511	789,772
Collateral Deposits on Securities Borrowed	2,910,448	1,946,392	2,440,978
Monetary Receivables Bought	250,260	217,217	222,380
Trading Assets	3,235,735	3,138,109	3,045,053
Money Held in Trust	39,269	53,783	35,928
Securities	21,541,286	20,995,033	18,132,858
Loans and Bills Discounted	41,627,199	43,812,244	44,178,615
Foreign Exchanges	562,839	531,186	566,249
Other Assets	2,332,972	2,424,033	2,243,009
Premises and Equipment	704,466	765,634	725,725
Deferred Tax Assets	1,478,340	1,573,284	1,522,606
Goodwill	12,305	18,458	15,382
Customers' Liabilities for Acceptances and Guarantees	3,234,700	3,222,813	3,092,455
Reserve for Credit Losses	(1,420,508)	(1,517,656)	(1,674,377)
Reserve for Losses on Securities	(1,635)	(2,174)	(1,324)
Total Assets	82,288,045	82,348,925	80,207,409
Liabilities, Minority Interests and Stockholders' Equity			
Liabilities:			
Deposits	51,310,219	50,057,576	51,149,640
Negotiable Certificates of Deposit	5,849,328	8,635,457	4,928,697
Call Money	5,275,588	3,356,662	5,183,204
Payables under Repurchase Agreements	1,218,956	748,052	1,422,205
Collateral Deposits on Securities Loaned	2,582,256	2,946,974	2,909,178
Commercial Paper	391,473	489,907	343,775
Trading Liabilities	1,696,366	2,273,945	1,965,375
Borrowed Money	1,055,769	1,531,735	1,462,536
Foreign Exchanges	168,064	75,139	88,833
Corporate Bonds and Notes	2,527,917	2,628,291	2,276,313
Borrowed Money from Trust Account	1,348,332	1,167,598	1,250,246
Other Liabilities	2,409,753	1,822,736	1,288,432
Reserve for Employee Bonus	17,803	17,555	23,564
Reserve for Retirement Benefits	14,738	12,655	13,165
Reserve for Contingent Liabilities Related to Loans Sold	8,977	59,403	18,807
Reserve for Losses on Supports of Specific Borrowers	5,700	159,990	-
Other Reserves	154	269	207
Deferred Tax Liabilities	24,471	855	306
Deferred Tax Liabilities for Revaluation Reserve for Land	81,148	81,106	82,762
Acceptances and Guarantees	3,234,700	3,222,813	3,092,455
Total Liabilities	79,221,720	79,288,727	77,499,707
Minority Interests	835,867	732,077	843,357
Stockholders' Equity:			
Total Stockholders' Equity	2,230,457	2,328,120	1,864,344
Total Liabilities, Minority Interests and Stockholders' Equity	82,288,045	82,348,925	80,207,409

CONSOLIDATED STATEMENTS OF OPERATIONS

Millions of yen	Six months ended September 30, 2003 (Unaudited)	2002 (Unaudited)	Year ended March 31, 2003
Revenue:			
Interest Income	509,352	591,739	1,156,993
Interest on Loans and Discounts	*392,451*	*428,603*	*856,002*
Interest on and Dividends from Securities	*81,816*	*100,920*	*187,289*
Trust Fees	20,562	27,022	58,458
Fees and Commissions	213,077	158,466	361,047
Trading Revenue	103,150	75,528	140,612
Other Operating Income	310,659	245,278	549,561
Other Income	145,161	124,858	253,985
Total Revenue	1,301,963	1,222,894	2,520,659
Expenses:			
Interest Expenses	100,890	152,872	288,542
Interest on Deposits	*36,258*	*64,845*	*111,591*
Fees and Commissions	32,885	38,846	68,538
Trading Expenses	-	876	438
Other Operating Expenses	180,140	133,378	314,447
General and Administrative Expenses	383,804	380,489	775,121
Other Expenses	409,716	465,413	1,692,518
Total Expenses	1,107,436	1,171,875	3,139,606
Income (Loss) before Income Taxes & Minority Interests	194,526	51,019	(618,946)
Provision for Income Taxes	3,759	3,897	7,675
Deferred Income Taxes	1,430	(35,970)	(37,903)
Minority Interests in Net Income (Loss)	9,487	10,536	20,204
Net Income (Loss)	179,848	72,556	(608,923)

CONSOLIDATED STATEMENTS OF CASH FLOWS

Millions of yen	Six months ended Sep. 30, 2003 (Unaudited)	Six months ended Sep. 30, 2002 (Unaudited)	Year ended Mar. 31, 2003
Cash Flows from Operating Activities			
Income Before Income Taxes & Minority Interests	194,526	51,019	(618,946)
Depreciation	11,409	14,601	28,005
Amortization of Goodwill	3,400	531	3,433
Equity in Earnings of Affiliates	(3,971)	4,220	380
Net Increase (Decrease) in Reserve for Credit Losses	(253,868)	(162,585)	(5,759)
Net Increase (Decrease) in Reserve for Losses on Securities	310	1,510	661
Net Increase (Decrease) in Reserve for Contingent Liabilities Related to Loans Sold	(9,830)	2,686	(37,909)
Net Increase (Decrease) in Reserve for Possible Losses on Support of Specific Borrowers	5,700	(419,167)	(579,157)
Net Increase (Decrease) in Reserve for Employee Bonuses	(5,746)	(4,684)	1,277
Net Increase (Decrease) in Reserve for Retirement Benefit	118,270	27,677	21,968
Interest Income	(509,352)	(591,739)	(1,156,993)
Interest Expenses	100,890	152,872	288,542
Net (Gain) Loss on Securities	(120,069)	55,673	419,023
Net (Gain) Loss on Money Held in Trust	10	649	595
Net (Gain) Loss on Foreign Currency Translation Adjustments	126,090	78,392	58,893
Net (Gain) Loss on Sales of Premises and Equipment	11,626	9,613	26,941
Net (Gain) Loss on Establishing Retirement Benefit Trust	(40,887)	(17,428)	(17,428)
Net (Increase) Decrease in Trading Assets	(220,835)	(364,319)	(270,782)
Net Increase (Decrease) in Trading Liabilities	(269,008)	501,980	193,410
Net (Increase) Decrease in Loans and Bills Discounted	2,550,416	2,302,930	1,932,023
Net Increase (Decrease) in Deposits	160,579	(737,084)	354,979
Net Increase (Decrease) in Negotiable Certificates of Deposit	920,630	2,269,654	(1,437,104)
Net Increase (Decrease) in Borrowed Money (Non-subordinated)	(425,257)	98,066	171,072
Net (Increase) Decrease in Due from Banks Excluding Due from Central Bank	(35,772)	475,896	1,113,153
Net (Increase) Decrease in Call Loans and Monetary Receivables Bought	180,891	(896,573)	(54,643)
Net (Increase) Decrease in Collateral Deposits on Securities Borrowed	(469,470)	(451,578)	(646,167)
Net Increase (Decrease) in Call Money and Other Fundings Related to Operating Activities	(110,864)	39,027	2,539,721
Net Increase (Decrease) in Commercial Paper	47,698	(104,355)	(250,487)
Net Increase (Decrease) in Collateral Deposits on Securities Lent	(326,922)	1,050,880	713,087
Net (Increase) Decrease in Foreign Exchange Assets	3,409	19,819	(15,244)
Net Increase (Decrease) in Foreign Exchange Liabilities	79,230	(92,380)	(78,685)
Net Increase (Decrease) in Corporate Bonds Resulted from Issuance, Redemption and Repurchase	92,057	208,384	342,343
Net Increase (Decrease) in Borrowed Money from Trust Account	98,086	(525,241)	(442,593)
Interest Received	550,023	652,067	1,238,860
Interest Paid	(122,723)	(190,213)	(338,450)
Others, Net	18,199	92,405	(228,204)
Sub-total	2,348,878	3,553,207	3,269,818
Income Taxes Paid	(4,287)	(5,340)	(7,832)
Net Cash Provided by (Used in) Operating Activities	2,344,591	3,547,866	3,261,985

CONSOLIDATED STATEMENTS OF CASH FLOWS
(CONTINUED)

Millions of yen	Six Months Ended September 30, 2003 (Unaudited)	Six Months Ended September 30, 2002 (Unaudited)	Year ended March 31, 2003
Cash Flows from Investing Activities			
Purchases of Securities	(31,179,521)	(28,019,403)	(50,778,318)
Proceeds from Sales of Securities	21,954,756	16,724,737	36,361,278
Proceeds from Maturities of Securities	6,988,129	5,165,925	11,152,674
Increase in Money Held in Trust	(48,930)	(19,318)	(70,846)
Decrease in Money Held in Trust	45,579	115,503	184,818
Expenditures for Premises and Equipment	(13,772)	(16,896)	(25,215)
Proceeds from Sales of Premises and Equipment	12,597	24,396	41,337
Expenditures for Purchases of Consolidated Subsidiaries	-	(13,559)	(13,275)
Proceeds from Sales of Consolidated Subsidiaries	-	9,487	9,487
Others, Net	(4)	-	-
Net Cash Provided by (Used in) Investing Activities	(2,241,165)	(6,029,128)	(3,138,059)
Cash Flows from Financing Activities			
Proceeds from Issuance of Subordinated Debt	21,600	108,500	163,500
Expenditures for Repayment of Subordinated Debt	(2,000)	(270,500)	(465,500)
Proceeds from Issuance of Subordinated Bonds	263,374	13,832	34,932
Redemption and Repurchase of Subordinated Bonds	(72,277)	(221,505)	(719,937)
Proceeds from Issuance of Capital Stocks to Minority Interests	-	111,000	231,000
Dividends Paid	(7,028)	(15,641)	(23,282)
Dividends Paid to Minority Interests	(14,520)	(13,319)	(26,667)
Expenditures for Purchase of Treasury Stocks	(121)	(133)	(256)
Proceeds from Sales of Treasury Stocks	40	5,478	8,280
Net Cash Provided by (Used in) Financing Activities	189,067	(282,290)	(797,931)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	(1,008)	(1,357)	(1,425)
Net Increase (Decrease) in Cash and Cash Equivalents	291,484	(2,764,909)	(675,431)
Cash and Cash Equivalents at Beginning of the Period	3,703,931	4,378,042	4,378,042
Increase in Cash and Cash Equivalents due to Change of Scope of Consolidated	-	1,623	1,338
Increase in Cash and Cash Equivalents due to Merger of Consolidated Subsidiaries	-	0	0
Decrease in Cash and Cash Equivalents due to Exclusion of Consolidated Subsidiaries	-	-	(18)
Cash and Cash Equivalents at End of the Period	3,995,415	1,614,756	3,703,931

Notes:
(1) Amounts less than one million yen are omitted.
(2) For the purpose of the consolidated statements of cash flows, "Cash and Cash Equivalents" is "Cash and Due from Banks" in the consolidated balance sheets.

BALANCE OF LOANS AND DEPOSITS

(a) Combined

(Table 1) Millions of Yen

		Sept. 30, 2003	Mar. 31, 2003	Sept. 30, 2002
Deposits & Trust Principal	Outstanding Balance	52,237,647	52,364,520	51,205,228
	Average Balance	51,436,720	51,032,726	51,816,533
Loans	Outstanding Balance	41,226,078	43,985,084	43,778,889
	Average Balance	41,234,202	43,934,304	44,929,954

(b) UFJ Bank Combined & Non-consolidated

(Table 2) Millions of Yen

		UFJ Bank Combined			UFJ Bank Non-consolidated		
		Sept. 30, 2003	Mar. 31, 2003	Sept. 30, 2002	Sept. 30, 2003	Mar. 31, 2003	Sept. 30, 2002
Deposits	Outstanding Balance	46,964,038	47,039,365	45,876,779	46,964,038	47,039,365	45,876,779
	Average Balance	46,248,936	45,573,104	46,195,908	46,248,938	45,573,104	46,195,908
Loans	Outstanding Balance	37,291,146	39,880,760	39,643,594	37,120,218	39,721,610	39,643,594
	Average Balance	37,447,840	39,699,110	40,484,647	37,205,728	39,683,344	40,484,647

(c) UFJ Trust Bank Non-consolidated

(Table 3) Millions of Yen

		Banking & Trust Account			Banking Account			Trust Account		
		Sept. 30, 2003	Mar. 31, 2003	Sept. 30, 2002	Sept. 30, 2003	Mar. 31, 2003	Sept. 30, 2002	Sept. 30, 2003	Mar. 31, 2003	Sept. 30, 2002
Deposits & Trust Principal	Outstanding Balance	5,273,608	5,325,154	5,328,448	3,242,495	3,319,039	3,159,357	2,031,113	2,006,115	2,169,091
	Average Balance	5,187,781	5,459,622	5,620,623	3,269,202	3,237,259	3,190,462	1,918,579	2,222,362	2,430,160
Loans	Outstanding Balance	3,934,932	4,004,323	4,135,294	3,083,382	3,031,408	3,063,737	851,549	972,915	1,071,557
	Average Balance	3,786,362	4,235,194	4,445,306	2,860,052	3,128,782	3,284,586	926,310	1,106,411	1,160,720

<For reference>

(d) Balance of Deposits for Individuals & Corporations

(Table 4) Millions of Yen

	Combined			UFJ Bank Combined			UFJ Trust Bank Non-consolidated		
	Sept. 30, 2003	Mar. 31, 2003	Sept. 30, 2002	Sept. 30, 2003	Mar. 31, 2003	Sept. 30, 2002	Sept. 30, 2003	Mar. 31, 2003	Sept. 30, 2002
Domestic Individual Deposits	26,559,166	26,582,434	26,673,149	24,347,445	24,254,761	24,364,224	2,211,721	2,327,673	2,308,925
Demand Deposits	14,443,585	14,178,049	13,642,568	14,054,463	13,781,495	13,267,979	389,122	396,554	374,590
Time Deposits	11,644,413	12,032,059	12,691,276	9,830,181	10,110,532	10,767,470	1,814,232	1,921,527	1,923,806
Domestic Corporate Deposits	17,509,210	17,680,215	15,857,628	16,534,353	16,832,998	15,060,524	974,857	847,217	797,104
Demand Deposits	12,308,980	12,590,048	10,531,335	11,837,967	12,184,413	10,180,484	471,013	405,635	350,851
Time Deposits	4,151,586	4,092,509	4,279,266	3,663,163	3,659,853	3,854,971	488,423	432,656	424,295
Other Domestic Deposits	3,662,799	2,997,972	2,613,984	3,601,397	2,868,892	2,566,195	61,402	139,080	47,789
Demand Deposits	1,769,254	1,484,191	1,225,650	1,760,412	1,475,377	1,211,165	8,842	8,814	14,385
Time Deposits	314,311	298,161	272,532	276,375	174,736	245,101	37,936	123,425	27,431
Trust Principal	2,031,113	2,006,115	2,169,091	-	-	-	2,031,113	2,006,115	2,169,091
Domestic Individuals	972,489	1,125,317	1,320,104	-	-	-	972,489	1,125,317	1,320,104
Domestic Corporations	1,058,624	880,798	848,987	-	-	-	1,058,624	880,798	848,987

Other Domestic Deposits include deposits of local governments and other financial institutions.
Calculated based on Bank of Japan report (excluding overseas transactions and International Banking Facility for UFJ Bank, overseas transaction and Tokyo special offshore for UFJ Trust Bank)

FORECAST FOR FISCAL YEAR ENDING MARCH 31, 2004

FORECAST OF FINANCIAL RESULTS

(Table 5)

Billions of Yen	'ecast for the Fiscal Year 3/2003 1-year	Interim (actual)	<For reference> Original Forecast	Change
Non-consolidated Basis				
Operating Income	20.0	18.0		
Ordinary Profit ('Keijo Rieki')	16.0	16.0		
Net Income	16.0	16.6		
Consolidated Basis				
Total Income	2,200.0	1,218.2	2,100.0	4.76%
Ordinary Profit ('Keijo Rieki')	200.0	136.3	240.0	(16.67%)
Net Income	210.0	179.8	150.0	40.00%

<For reference>
Forecasts of Financial Results for Banking Subsidiaries

(Table 6)

Billions of yen	Forecast for the Fiscal Year 3/2003 — UFJ Bank Combined (UFJ Bank, UFJSP & UFJEI) 1-year	Interim (actual)	UFJ Bank (Non-consolidated) 1-year	Interim (actual)	UFJ Trust Bank (Non-consolidated) 1-year	Interim (actual)
Business Profit before Net Transfer to General Reserve*	675.0	390.9	675.0	388.5	85.0	40.0
Total Credit Costs	(465.0)	(232.1)	(405.0)	(203.9)	(35.0) **	(11.7) **
Ordinary Profit	110.0	84.3	180.0	131.1	40.0	19.1
Net Income	155.0	139.9	215.0	176.7	35.0	27.7

** Before Write-off in Trust Account*
*** Banking and Trust Account*

FORECAST OF DIVIDENDS DECLARED (Non-consolidated)

(Table 7)

Yen	Forecast for the Fiscal year 3/2004 1-year	Interim
Common Stock	2,500	-
Class I Preferred Shares	37,500	-
Class II Preferred Shares	15,900	-
Class III Preferred Shares	68,750	-
Class IV Preferred Shares	18,600	-
Class V Preferred Shares	19,400	-
Class VI Preferred Shares	5,300	-
Class VII Preferred Shares	11,500	-

Financial Results of UFJ Bank Limited

For the Six Months Ended September 30, 2003

CONSOLIDATED BALANCE SHEETS

Millions of yen	As of September 30, 2003 (Unaudited)	As of September 30, 2002	As of March 31, 2003
Assets:			
Cash and Due from Banks	4,522,794	3,068,506	4,214,401
Call Loans	273,249	852,726	235,403
Receivables under Resale Agreements	533,599	1,026,511	789,772
Collateral Deposits on Securities Borrowed	2,910,446	1,946,392	2,440,978
Monetary Receivables Bought	206,809	124,465	181,182
Trading Assets	3,223,022	3,116,173	3,026,991
Money Held in Trust	39,269	53,783	35,928
Securities	19,617,479	18,796,473	16,422,472
Loans and Bills Discounted	38,602,682	40,821,522	41,217,253
Foreign Exchanges	562,383	528,576	564,403
Other Assets	2,138,579	2,218,400	2,045,457
Premises and Equipment	596,547	651,247	614,220
Deferred Tax Assets	1,255,959	1,333,244	1,300,091
Goodwill	12,305	18,458	15,382
Customers' Liabilities for Acceptances and Guarantees	3,006,783	2,960,878	2,849,942
Reserve for Credit Losses	(1,287,356)	(1,410,799)	(1,528,665)
Reserve for Losses on Securities	(1,635)	(2,174)	(1,324)
Total Assets	76,212,924	76,104,389	74,423,895
Liabilities, Minority Interests and Stockholders' Equity			
Liabilities:			
Deposits	48,097,643	46,948,601	47,867,273
Negotiable Certificates of Deposit	5,329,088	7,956,707	4,584,997
Call Money	5,060,588	2,955,601	4,680,203
Payables under Repurchase Agreements	1,218,956	748,052	1,422,205
Collateral Deposits on Securities Loaned	2,582,256	2,946,974	3,209,175
Commercial Paper	391,473	489,907	343,775
Trading Liabilities	1,687,900	2,257,647	1,950,366
Borrowed Money	987,050	1,545,391	1,392,719
Foreign Exchanges	168,063	75,208	88,894
Bonds and Notes	2,469,417	2,434,391	2,231,913
Other Liabilities	2,365,108	1,765,079	1,238,813
Reserve for Employee Bonus	16,128	15,933	21,915
Reserve for Retirement Benefits	13,468	11,505	11,921
Reserve for Contingent Liabilities Related to Loans Sold	8,977	58,054	18,807
Reserve for Possible Loan Losses on Support of Specific Borrowers	5,700	159,990	-
Other Reserves	154	269	207
Deferred Tax Liabilities	24,859	855	306
Deferred Tax Liabilities Related to Revaluation Reserve for Land	73,481	73,395	75,045
Acceptances and Guarantees	3,006,783	2,960,878	2,849,942
Total Liabilities	73,507,101	73,404,445	71,988,484
Minority Interests	866,420	755,492	866,443
Stockholders' Equity:			
Capital Stocks	843,582	843,582	843,582
Capital Surplus	806,184	845,556	845,556
Retained Earnings	(22,772)	378,113	(215,016)
Revaluation Reserve for Land, Net of Taxes	107,431	114,032	109,722
Net Unrealized Profit (Loss) on Available-for-sale securities, Net of Tax	159,018	(169,375)	48,709
Foreign Currency Translation Adjustments	(54,042)	(67,459)	(63,587)
Total Stockholders' Equity	1,839,403	1,944,451	1,568,967
Total Liabilities, Minority Interests and Stockholders' Equity	76,212,924	76,104,389	74,423,895

CONSOLIDATED STATEMENTS OF INCOME

Millions of yen	Six months ended September 30, 2003 (Unaudited)	Six months ended September 30, 2002 (Unaudited)	Year ended March 31, 2002
Income:			
Interest Income	484,972	559,934	1,093,304
Interest on Loans and Discounts	*372,782*	*404,535*	*809,853*
Interest on and Dividends from Securities	*76,921*	*93,216*	*169,975*
Fees and Commissions	181,043	131,531	302,630
Trading Gains	102,213	75,270	140,029
Other Operating Income	295,149	221,329	504,709
Other Income	125,734	112,736	215,039
Total Income	1,189,114	1,100,802	2,255,713
Expenses:			
Interest Expenses	92,891	140,915	267,394
Interest on Deposits	*32,303*	*58,454*	*100,251*
Fees and Commissions	29,717	38,580	61,270
Trading Expenses	-	876	438
Other Operating Expenses	169,070	114,557	285,326
General and Administrative Expenses	339,506	333,709	686,785
Other Expenses	395,458	408,042	1,483,482
Total Expenses	1,026,644	1,036,681	2,784,697
Income (Loss) before Income Taxes	162,470	64,120	(528,984)
Less:Provision for Income Taxes	2,984	2,813	6,351
Less:Deferred Income Taxes	(727)	(17,710)	(27,473)
Less:Minority Interests in Net Income	9,629	9,815	17,835
Net Income (Loss)	150,584	69,201	(525,697)

CONSOLIDATED STATEMENTS OF CASH FLOWS

Millions of yen	Six Months Ended September 30, 2003 (Unaudited)	2002 (Unaudited)	Year ended March 31, 2003
Cash Flows from Operating Activities			
Income Before Income Taxes	162,470	64,120	(528,984)
Depreciation	9,550	12,350	23,470
Amortization of Goodwill	3,358	1,968	2,976
Equity in Earnings of Affiliates	(4,090)	2,921	1,551
Net Increase (Decrease) in Reserve for Possible Loan Losses	(241,309)	(140,931)	(22,958)
Net Increase (Decrease) in Reserve for Possible Losses on Securities	310	1,570	720
Net Increase (Decrease) in Reserve for Contingent Liabilities Related to Loans Sold	(9,830)	3,109	(36,137)
Net Increase (Decrease) in Reserve for Possible Losses on Support of Specific Borrowers	5,700	(374,067)	(534,057)
Net Increase (Decrease) in Reserve for Employee Bonus	(5,786)	(4,442)	1,556
Net Increase (Decrease) in Reserve for Retirement Benefit	109,146	21,251	21,725
Interest Income	(484,972)	(559,934)	(1,093,304)
Interest Expenses	92,891	140,915	267,394
Net (Gain) Loss on Securities	(113,440)	2,775	306,455
Net (Gain) Loss on Money Held in Trust	10	649	595
Net (Gain) Loss on Foreign Exchange Transactions	125,816	75,372	59,679
Net (Gain) Loss on Sales of Premises and Equipment	9,680	8,950	25,565
Net (Gain) Loss on Establishing Retirement Benefit Trust	(36,233)	(13,953)	(13,953)
Net (Increase) Decrease in Trading Assets	(226,183)	(369,692)	(280,511)
Net Increase (Decrease) in Trading Liabilities	(262,465)	502,369	195,088
Net (Increase) Decrease in Loans and Bills Discounted	2,614,571	1,860,717	1,460,450
Net Increase (Decrease) in Deposits	230,370	(747,010)	171,661
Net Increase (Decrease) in Negotiable Certificates of Deposit	744,090	2,507,634	(864,074)
Net Increase (Decrease) in Borrowed Money (Non-subordinated)	(425,159)	93,292	167,826
Net (Increase) Decrease in Due from Banks Excluding Due from Central Bank	(43,647)	342,507	1,096,337
Net (Increase) Decrease in Call Loans and Monetary Receivables Bought	192,699	(937,627)	(140,282)
Net (Increase) Decrease in Collateral Deposits on Securities Borrowed	(469,470)	(451,578)	(946,164)
Net Increase (Decrease) in Call Money and Other Fundings Related to Operating Activities	177,136	313,168	2,711,923
Net Increase (Decrease) in Commercial Paper	47,698	(104,355)	(250,487)
Net Increase (Decrease) in Collateral Deposits on Securities Lent	(626,919)	1,050,880	1,313,081
Net (Increase) Decrease in Foreign Exchange Assets	2,020	19,148	(16,678)
Net Increase (Decrease) in Foreign Exchange Liabilities	79,169	(92,385)	(78,699)
Net Increase (Decrease) in Corporate Bonds Resulted from Issuance, Redemption and Repurchase	92,057	208,384	342,343
Interest Received	525,262	611,719	1,156,198
Interest Paid	(105,062)	(167,987)	(297,891)
Others, Net	12,962	77,387	(243,404)
Sub-total	2,182,403	3,959,200	3,979,012
Income Taxes Paid	(2,017)	(3,678)	(6,766)
Net Cash Provided by (Used in) Operating Activities	2,180,385	3,955,522	3,972,245

CONSOLIDATED STATEMENTS OF CASH FLOWS
(CONTINUED)

Millions of yen	Six Months Ended September 30, 2003 (Unaudited)	Six Months Ended September 30, 2002	Year ended March 31, 2002
Cash Flows from Investing Activities			
Purchases of Securities	(29,647,992)	(25,607,082)	(45,836,448)
Proceeds from Sales of Securities	20,707,334	14,660,085	31,381,653
Proceeds from Maturities of Securities	6,842,111	4,671,826	10,483,767
Increase in Money Held in Trust	(48,930)	(19,318)	(70,846)
Decrease in Money Held in Trust	45,578	115,503	184,818
Expenditures for Premises and Equipment	(13,008)	(15,837)	(23,322)
Proceeds from Sales of Premises and Equipment	11,135	19,352	35,533
Expenditures for Purchases of Consolidated Subsidiaries	-	(13,559)	(13,275)
Proceeds from Sales of Consolidated Subsidiaries	-	9,487	9,487
Others, Net	(4)	-	-
Net Cash Provided by (Used in) Investing Activities	(2,103,774)	(6,179,543)	(3,848,632)
Cash Flows from Financing Activities			
Proceeds from Issuance of Subordinated Debt	21,600	108,500	163,500
Expenditures for Repayment of Subordinated Debt	(2,000)	(241,500)	(520,500)
Proceeds from Issuance of Subordinated Bonds	244,374	13,832	34,932
Redemption and Repurchase of Subordinated Bonds	(67,377)	(210,302)	(559,068)
Proceeds from Issuance of Capital Stocks to Minority Interests	-	111,000	231,000
Dividends Paid	-	(10,998)	(10,998)
Dividends Paid to Minority Interests	(7,455)	(13,429)	(26,780)
Net Cash Provided by (Used in) Financing Activities	189,142	(242,898)	(687,914)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	(1,008)	(1,357)	(1,425)
Net Increase (Decrease) in Cash and Cash Equivalents	264,745	(2,468,276)	(565,727)
Cash and Cash Equivalents at Beginning of Fiscal Year	3,278,717	3,843,124	3,843,124
Increase in Cash and Cash Equivalents due to Change of Scope of Consolidated	-	1,623	1,338
Decrease in Cash and Cash Equivalents Caused by Exclusion from Scope of Consolidated	-	-	(18)
Increase in Cash and Cash Equivalents due to Merger of Subsidiaries	-	0	0
Cash and Cash Equivalents at End of Fiscal Year	3,543,462	1,376,471	3,278,717

Note: A recognition between "Cash and Cash Equivalenst" and Cash and Due from Banks on the balance sheet sheet is as follows:

Cash and Due from Banks	*4,522,794*
Less: Due from Banks other than Central Banks	*(979,331)*
Cash and Cash Equivalents	*3,543,462*

Financial Results of UFJ Trust Bank Limited

For the Six Months Ended September 30, 2003

CONSOLIDATED BALANCE SHEETS

Millions of yen	As of September 30, 2003 (Unaudited)	As of September 30, 2002	As of March 31, 2003
Assets:			
Cash and Due from Banks	480,412	262,307	443,168
Call Loans	4,468	2,282	4,568
Collateral Deposits on Securities Borrowed	-	-	299,997
Monetary Receivables Bought	43,440	92,742	41,188
Trading Assets	17,692	22,417	18,114
Securities	1,920,142	2,198,153	1,702,372
Loans and Bills Discounted	3,047,022	3,006,821	2,988,726
Foreign Exchanges	456	2,679	1,913
Other Assets	188,512	201,493	192,383
Premises and Equipment	102,219	108,496	105,860
Deferred Tax Assets	222,090	247,153	222,439
Customers' Liabilities for Acceptances and Guarantees	227,937	262,041	242,543
Reserve for Credit Losses	(133,221)	(106,970)	(145,808)
Reserve for Losses on Securities	(0)	-	(0)
Total Assets	6,121,173	6,299,618	6,117,466
Liabilities, Minority Interests and Stockholders' Equity			
Liabilities:			
Deposits	3,240,373	3,157,304	3,317,308
Negotiable Certificates of Deposit	530,240	678,750	343,700
Call Money	236,237	436,633	533,889
Trading Liabilities	9,565	16,297	15,061
Borrowed Money	80,539	100,261	85,597
Foreign Exchanges	0	0	0
Bonds and Notes	62,400	94,400	44,400
Borrowed Money from Trust Account	1,348,332	1,167,598	1,250,246
Other Liabilities	40,042	52,120	45,218
Reserve for Bonus	1,432	1,389	1,346
Reserve for Retirement Benefits	513	484	513
Reserve for Contingent Liabilities Related to Loans Sold	-	1,349	-
Other Reserves	-	0	0
Deferred Tax Liabilities Related to Revaluation Reserve for Land	7,666	7,711	7,716
Acceptances and Guarantees	227,937	262,041	242,543
Total Liabilities	5,785,280	5,976,342	5,887,542
Minority Interests	67	429	64
Stockholders' Equity:			
Capital Stocks	280,536	280,536	280,536
Capital Surplus	57,699	138,329	138,329
Retined Earnings	25,568	810	(83,971)
Revaluation Reserve for Land, Net of Taxes	12,046	12,061	12,070
Net Unrealized Profit (Loss) on Available-for-securities, Net of Tax	(39,809)	(108,653)	(116,892)
Foreign Currency Translation Adjustments	(216)	(237)	(213)
Total Stockholders' Equity	335,825	322,846	229,858
Total Liabilities, Minority Interests and Stockholders' Equity	6,121,173	6,299,618	6,117,466

CONSOLIDATED STATEMENTS OF INCOME

Millions of yen	Six months ended September 30, 2003 (Unaudited)	2002	Year ended March 31, 2003
Revenue:			
Trust fees	20,688	27,120	58,678
Interest Income	25,423	33,034	64,539
Interest on Loans and Discounts	*20,203*	*24,529*	*47,015*
Interest on and Dividends from Securities	*5,005*	*7,686*	*16,182*
Fees and Commissions	28,956	25,221	51,230
Trading Revenue	958	257	583
Other Operating Income	16,320	24,394	46,257
Other Income	24,904	31,886	38,264
Total Income	117,251	141,915	259,552
Expenses:			
Interest Expenses	8,950	13,127	22,938
Interest on Deposits	*3,995*	*6,425*	*11,395*
Fees and Commissions	2,794	1,936	4,139
Other Operating Expenses	11,334	19,024	25,688
General and Administrative Expenses	43,180	43,886	85,920
Other Expenses	19,649	78,574	212,702
Total Expenses	85,909	156,549	351,389
Income (Loss) before Income Taxes, & Minority Interests	31,342	(14,633)	(91,837)
Provision for Income Taxes	310	730	913
Deferred Income Taxes	2,192	(18,412)	(10,973)
Minority Interests in Net Income	1	184	132
Net Income (Loss)	28,837	2,863	(81,909)

CONSOLIDATED STATEMENTS OF CASH FLOWS

Millions of yen	Six Months Ended September 30, 2003 (Unaudited)	2002	Year ended March 31, 2003 (Unaudited)
Cash Flows from Operating Activities			
Income Before Income Taxes, & Minority Interests	31,342	(14,633)	(91,837)
Depreciation	1,718	2,075	4,188
Amortization of Goodwill	-	3	(100)
Equity in Earnings of Affiliates	208	1,489	(498)
Net Increase (Decrease) in Reserve for Possible Loan Losses	(12,586)	(21,553)	17,284
Net Increase (Decrease) in Reserve for Possible Losses on Securities	(0)	(59)	(59)
Net Increase (Decrease) in Reserve for Contingent Liabilities Related to Loans Sold	-	(423)	(1,772)
Net Increase (Decrease) in Reserve for Supporting Specific Borrowers	-	(45,100)	(45,100)
Net Increase (Decrease) in Reserve for Employee Bonus	85	(193)	(236)
Net Increase (Decrease) in Reserve for Retirement Benefits	9,097	6,460	213
Net Increase (Decrease) in Other Reserve	(0)	-	-
Interest Income	(25,423)	(33,034)	(64,539)
Interest Expenses	8,950	13,127	22,938
Net (Gain) Loss on Securities	(6,693)	52,768	113,666
Net (Gain) Loss on Exchanges	277	3,018	(1,277)
Net (Gain) Loss on Sales of Premises and Equipment	1,987	627	1,078
Net (Gain) Loss on Establishment of Pension Trust	(4,653)	(3,475)	(3,475)
Net (Increase) Decrease in Trading Assets	421	5,372	9,676
Net Increase (Decrease) in Trading Liabilities	(5,495)	(389)	(1,625)
Net (Increase) Decrease in Loans and Bills Discounted	(59,295)	454,418	472,513
Net Increase (Decrease) in Deposits	(76,935)	2,355	162,359
Net Increase (Decrease) in Negotiable Certificates of Deposit	186,540	(237,980)	(573,030)
Net Increase (Decrease) in Borrowed Money Excluding Subordinated Debt	(4,058)	(8,101)	(6,765)
Net (Increase) Decrease in Due from Banks (excluding Bank of Japan)	(10,495)	24,005	30,073
Net (Increase) Decrease in Call Loans and Monetary Receivables Bought	(2,156)	55,431	104,699
Net (Increase) Decrease in Collateral Deposits on Securities Borrowed	299,997	-	(299,997)
Net Increase (Decrease) in Call Money and Other Fundings Related to Operating Activities	(297,652)	(288,518)	(191,262)
Net (Increase) Decrease in Foreign Exchanges (Assets)	1,457	673	1,439
Net Increase (Decrease) in Foreign Exchanges (Liabilities)	(0)	(0)	(0)
Net increase (Decrease) in Borrowed Money from Trust Account	98,086	(525,241)	(442,593)
Interest Received	24,586	38,525	79,412
Interest Paid	(17,040)	(20,292)	(37,251)
Others, Net	5,779	5,235	7,598
Sub-total	148,047	(533,405)	(734,279)
Income Taxes Paid (Refunded)	(1,879)	(1,265)	(574)
Net Cash Provided by (Used in) Operating Activities	146,168	(534,670)	(734,853)

CONSOLIDATED STATEMENTS OF CASH FLOWS
(CONTINUED)

Millions of yen	Six Months Ended September 30, 2003 (Unaudited)	Six Months Ended September 30, 2002	Year ended March 31, 2003
Cash Flows from Investing Activities			
Purchases of Securities	(1,529,427)	(2,296,899)	(4,932,601)
Proceeds from Sales of Securities	1,245,418	2,080,046	4,993,314
Proceeds from Maturities of Securities	145,747	491,157	666,413
Expenditures for Premises and Equipment	(560)	(991)	(1,795)
Proceeds from Sales of Premises and Equipment	1,394	4,928	5,686
Net Cash Provided by (Used in) Investing Activities	(137,427)	278,240	731,018
Cash Flows from Financing Activities			
Expenditures for Repayment of Subordinated Debt	-	(29,000)	(45,000)
Proceeds from Issuance of Subordinated Bonds	19,000	-	-
Redemption and Repurchase of Subordinated Bonds	(1,000)	(11,203)	(60,869)
Net Cash Provided by (Used in) Financing Activities	18,000	(40,203)	(105,869)
Net Increase (Decrease) in Cash and Cash Equivalents	26,740	(296,633)	(109,704)
Cash and Cash Equivalents at Beginning of Fiscal Year	425,210	534,915	534,915
Cash and Cash Equivalents at End of Interim period	451,951	238,282	425,210